Bradford & Bingley

04045740

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

15 October 2004

Dear Sir

SUPPL

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

10/27

29 September 2004

Bradford & Bingley completes the disposal of two IFA businesses

Bradford & Bingley plc is pleased to announce that it has completed the disposal of Charcol Aitchison & Colegrave Ltd and Charcol Holden Meehan Ltd to JS&P Holdings Ltd with the transaction becoming effective yesterday evening, 28 September 2004.

If you would like to discuss the information in this statement, please contact:

Investor Relations:

Phillip McLelland

Bradford & Bingley plc

PO Box 88

Crossflatts

Bingley

BD16 2UA

Tel: 01274 806112

Fax: 01274 554662

Email: phillip.mclelland@bbg.co.uk

Press Office:

Siobhan Hotten

Bradford & Bingley plc

21-27 Lamb's Conduit Street

London

WC1N 3BD

Tel: 020 7067 5627

Fax: 020 7067 5656

Email: siobhan.hotten@bbg.co.uk

END

15 October 2004

Bradford & Bingley announces the disposal of its property services businesses for £49.5 million

Bradford & Bingley plc (the "Company") is pleased to announce that it has completed the disposal of its property services businesses, Bradford & Bingley Estate Agents and SecureMove Property Services Ltd, to Countrywide plc for a total consideration of £44.3 million in cash. The sale proceeds are expected to be used in the Company's normal course of business.

Bradford & Bingley Estate Agents recorded a pro forma loss before tax of £2.3 million for the year ended 31 December 2003 and SecureMove Property Services Ltd recorded a profit before tax of £3.4 million for the nine months ended 31 December 2003 (*). The property services businesses had aggregate estimated net assets on completion of £34 million.

In addition, the Company is pleased to announce that it has completed the disposal of a portfolio of car finance credit sale agreements associated with the property services businesses to Lloyds TSB Autolease Ltd, a division of Lloyds TSB Group plc, for a total consideration of £5.2 million in cash. The disposal will not have a material impact on the Company.

The disposals advance the strategic refocus announced by the Company in May 2004 and follow the disposal of two IFA businesses announced on 17 August 2004.

Group Chief Executive, Steven Crawshaw, said:

"*The announcement of these disposals continues the refocus of the group towards our core* businesses of specialist lending and branch based retail of financial services. Four out of five disposals are now complete and excellent progress is being made with the cost cutting programmes that we announced in May."

Bradford & Bingley plc has been advised on these transactions by Goldman Sachs International.

(*) SecureMove Property Services Ltd was incorporated as a subsidiary of Bradford & Bingley plc on 1 April 2003 and previously traded as a division.

Notes:

- Countrywide plc is the UK's largest property services group. Countrywide's four main divisions are: Estate Agency (including Residential Lettings), Financial Services, Residential Surveying and Valuation, and Residential Conveyancing.

- Lloyds TSB Autolease Ltd is the UK's largest fleet management and funding specialist. Formed in 2001 through merger between ACL Autolease and Black Horse Vehicle Management, the company is now a wholly owned subsidiary of Lloyds TSB Group plc.

In April 2002 it acquired First National Vehicle Holdings, which included Whitechapel financial services.

- Bradford & Bingley Estate Agents is a leading national estate agency that provides a broad range of residential property services through four main divisions: Residential Second Hand Sales, Land & New Homes, Lettings & Management, and Financial Services. The business has 307 branches in the UK.

- SecureMove Property Services Limited is a national property services business providing services including: residential valuations and surveys, commercial valuations, commercial agency, property management, corporate property services and legal conveyancing services. SecureMove currently operates from 47 offices throughout the country and employs 663 staff, of which 285 are Royal Institution of Chartered Surveyors qualified surveyors.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 554928
Fax: 01274 554662
Email: katherine.conway@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Mobile: 07770 493 217
Email: siobhan.hotten@bbg.co.uk

Goldman Sachs International:
Chris Williams
Jonathan Sorrell
Peterborough Court
133 Fleet Street
London
EC4A 2BB
Tel: 020 7774 1000
Fax: 020 7774 4477

- Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Bradford & Bingley plc as its financial adviser and no one else in connection with the transactions described in this announcement and will not be responsible to anyone other than Bradford & Bingley plc for providing the protections afforded to customers of Goldman Sachs International or for providing advice in relation to the transaction or any matter referred to herein.

END